Exhibit 99.2

Second Quarter 2023 Financial Results August 2, 2023 1

Forward - Looking Statements Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, unce rta inties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking stat ements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Cana dia n dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wag e and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver ser vices and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship wi th US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing pr ogr am could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, chan ges to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2022 under the heading “Risk Factors” (which factors are adopted herein, and which can be accessed at www.sedar.com) and other periodic filings with Canadian and US secur iti es regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press rele ase are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whe ther as a result of new information, future events or otherwise. This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund. Non - GAAP measures This presentation makes reference to certain non - GAAP measures, including local currency (“LC”) revenue growth rate, internal re venue growth rate, Adjusted EBITDA (“AEBITDA”), Adjusted EPS (“AEPS”) and assets under management (“AUM”). Please refer to Appendix for reconciliations to GAAP measures.

USD LC (1) Revenue 2,043.9 2,128.8 -4% -3% Adjusted EBITDA 251.7 282.8 -11% -11% Adjusted EBITDA Margin 12.3% 13.3% Adjusted EPS 2.16 3.28 -34% GAAP Operating Earnings (Loss) 97.4 144.7 -33% GAAP Operating Earnings Margin 4.8% 6.8% GAAP diluted EPS (0.61) 0.26 NM Six months ended June 30 2023 2022 % Change Colliers 3 (US$ millions, except per share amounts) High value recurring revenues continue to scale Highlights Robust growth in Investment Management and Outsourcing & Advisory Capital Markets and, to a lesser extent, Leasing declined compared to the prior year’s record transactional revenue levels Completed three strategic Engineering and Project Management investments in Australia, New Zealand and the US Completed early redemption of 4% convertible notes, substantially all of which were converted to subordinate voting shares Maintaining outlook for 2023 previously provided in May 2023 USD LC (1) Revenue 1,078.0 1,127.8 -4% -4% Adjusted EBITDA 147.1 161.3 -9% -8% Adjusted EBITDA Margin 13.6% 14.3% Adjusted EPS 1.31 1.84 -29% GAAP Operating Earnings 75.3 103.9 -28% GAAP Operating Earnings Margin 7.0% 9.2% GAAP diluted net loss per share (0.16) 0.67 NM Three months ended June 30 2023 2022 %Change

33% 35% 32% 45% 25% 19% 11% 56% Recurring 65% Recurring TTM Q2 2023 Revenue by Service TTM Q2 2023 AEBITDA by Service Colliers 4 Please refer to Slide 18 Outsourcing & Advisory Leasing Capital Markets Leasing and Capital Markets Trailing twelve months ended June 30, 2023 Broad Diversification Investment Management

% Change over Q2 2022 USD LC Investment Management (1) 58% 58% Outsourcing & Advisory 9% 10% Leasing -7% -7% Capital Markets -39% -38% Total -4% -4% Revenue Mix Q2 2023 Q2 2022 Investment Management 11% 7% Outsourcing & Advisory 48% 42% Leasing 24% 25% Capital Markets 17% 26% Total 100% 100% Colliers 5 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency internal decline: - 10% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 62%                                   4  4  Second Quarter Consolidated Revenues (US$ millions)

Colliers 6 Second Quarter Geographic Mix Q2 2023 Revenues Q2 2022 Revenues $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            Q2 2023 AEBITDA Q2 2022 AEBITDA (1) Q2 2023 GAAP Operating Earnings: $46.5M Americas, ($5.1M) EMEA, $19.6M Asia Pacific, $26.4M Investment Management (2) Q2 2022 GAAP Operating Earnings: $81.1M Americas, $4.2M EMEA, $17.6M Asia Pacific, $19.2M Investment Management $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            (US$ millions)

Colliers 7 GAAP Operating Earnings: Q2 2023 $46.5M at 7.4% margin; Q2 2022 $81.1M at 11.0% margin Capital Markets and, to a lesser extent, Leasing declined relative to a record prior year quarter Outsourcing & Advisory growth led by Engineering & Design and Project Management Adjusted EBITDA benefitted from cost control actions; Prior year included an $11.7 million gain on termination of a lease Second Quarter Americas (US$ millions)                         4  4  USD LC Revenue Growth -15% -14% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 8 GAAP Operating Earnings: Q2 2023 ($5.1M) at (2.9%) margin; Q2 2022 $4.2M at 2.5% margin Higher Outsourcing & Advisory (including recent acquisitions), partially offset by declines in Capital Markets and Leasing, in line with market conditions Adjusted EBITDA impacted by reduction in higher - margin transactional revenues Second Quarter EMEA (US$ millions)                         4  4  USD LC Revenue Growth 3% 1% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 9 GAAP Operating Earnings: Q2 2023 $19.6M at 12.7% margin; Q2 2022 $17.6M at 12.3% margin Leasing and Outsourcing & Advisory (including recent acquisitions) growth more than offset a modest decline in Capital Markets Foreign exchange headwinds impacted revenues by 6% Adjusted EBITDA favourably impacted by higher revenues and the impact of recent acquisitions Second Quarter APAC (US$ millions)                         4  4  USD LC Revenue Growth 8% 14% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 10 GAAP Operating Earnings: Q2 2023 $26.4M at 22.2% margin; Q2 2022 $19.2M at 25.5% margin Growth driven by acquisitions and higher management fees from increased assets under management year over year $99.0 billion AUM as of June 30, 2023 • Up 1% versus March 31, 2023 • Up 44% versus June 30, 2022 Second Quarter Investment Management (US$ millions)                   4  4  USD LC Revenue Growth 58% 58% Revenue Growth* 62% 62% *excluding pass-through carried interest Revenues AEBITDA Pass - through carried interest Investment Management

Colliers 11 50% 20% 26% 4% Alternatives Infrastructure Traditional Real Estate Credit AUM by Asset Class 37% 50% 13% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy 78% 22% North America EMEA AUM by Geography AUM: $99.0B | FPAUM: $52.3B Focus on long - duration, highly differentiated AUM Investment Management

(1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 12 Cash $ 172.4 $ 173.7 $ 171.3 Total Debt 1,668.4 1,439.1 1,040.0 Net Debt $ 1,496.1 $ 1,265.4 $ 868.7 Convertible Notes - 226.5 225.9 Redeemable non-controlling interests 1,093.7 1,079.3 720.7 Shareholders' equity 716.9 493.4 489.0 Total capitalization $ 3,306.7 $ 3,064.6 $ 2,304.3 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.4x 1.8x 1.4x Capital Expenditures $ 41.1 $ 23.4 Acquisition Spend (2) $ 82.1 $ 517.9 Six months ended June 30, 2023 June 30, 2022 June 30, 2023 December 31, 2022 June 30, 2022 Highlights • Leverage ratio of 2.4x • Early redemption of 4% convertible notes; Substantially all converted into subordinate voting shares • 55% of debt at fixed rates as of June 30, 2023 • Ample liquidity to fund acquisitions and internal growth • Anticipating capital expenditures of $90 - $100 million in 2023 (US$ millions) Capitalization & Capital Allocation

Colliers 13 (US$ millions) Outlook for 2023 • Maintaining outlook previously provided in May 2023 • Lower Capital Markets and Leasing transaction volumes to persist for the remainder of the year • Robust growth (including the impact of recent acquisitions) in high value recurring service lines Outlook for 2023 2022 Measure $4.4 billion - $4.6 billion $4.5 billion Revenue $670 million - $720 million $630.5 million Adjusted EBITDA $6.70 - $7.50 $6.99 Adjusted EPS The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, di sru ption of supply chains) and related factors.

Appendix Reconciliation of non - GAAP measures

Colliers 15 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 35,001 $ 66,731 $ 34,094 $ 88,048 Income tax 16,477 28,610 20,016 44,937 Other income, including equity earnings from non-consolidated investments (886) (1,062) (4,206) (4,190) Interest expense, net 24,670 9,571 47,502 15,889 Operating earnings 75,262 103,850 97,406 144,684 Loss on disposal of business operations 2,282 950 2,282 27,040 Depreciation and amortization 50,794 44,097 100,286 80,737 Gains attributable to MSRs (6,052) (2,526) (9,087) (7,823) Equity income from non-consolidated entites 532 906 3,686 4,066 Acquisition-related items 11,668 9,365 38,136 24,448 Restructuring costs 7,038 181 7,781 271 Stock-based compensation expense 5,556 4,490 11,213 9,351 Adjusted EBITDA $ 147,080 $ 161,313 $ 251,703 $ 282,774 Three months ended Six months ended June 30, 2023 June 30, 2022 June 30, 2023 June 30, 2022

Colliers 16 Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share (US$ thousands) Net earnings $ 35,001 $ 66,731 $ 34,094 $ 88,048 Non-controlling interest share of earnings (13,816) (11,806) (24,757) (20,322) Interest on Convertible Notes 561 2,300 2,861 4,600 Loss on disposal of operations 2,282 950 2,282 27,040 Amortization of intangible assets 37,330 32,279 74,173 56,870 Gains attributable to MSRs (6,052) (2,526) (9,087) (7,823) Acquisition-related items 11,668 9,365 38,136 24,448 Restructuring costs 7,038 181 7,781 271 Stock-based compensation expense 5,556 4,490 11,213 9,351 Income tax on adjustments (11,845) (9,891) (23,193) (16,310) Non-controlling interest on adjustments (5,773) (4,269) (10,926) (7,939) Adjusted net earnings $ 61,950 $ 87,804 $ 102,577 $ 158,234 (US$) Diluted net earnings (loss) per common share $ (0.14) $ 0.64 $ (0.57) $ 0.24 Interest on Convertible Notes, net of tax 0.01 0.04 0.04 0.07 Non-controlling interest redemption increment 0.59 0.51 0.77 1.16 Loss on disposal of operations 0.05 0.02 0.05 0.56 Amortization expense, net of tax 0.49 0.41 0.97 0.71 Gains attributable to MSRs, net of tax (0.07) (0.03) (0.11) (0.09) Acquisition-related items 0.19 0.18 0.70 0.45 Restructuring costs, net of tax 0.11 - 0.12 - Stock-based compensation expense, net of tax 0.08 0.07 0.19 0.18 Adjusted EPS $ 1.31 $ 1.84 $ 2.16 $ 3.28 Diluted weighted average shares for Adjusted EPS (thousands) 47,422 47,804 47,442 48,302 Three months ended Six months ended June 30, 2023 June 30, 2022 June 30, 2023 June 30, 2022 Three months ended Six months ended June 30, 2023 June 30, 2022 June 30, 2023 June 30, 2022

Colliers 17 (US$ thousands) Net cash provided by (used in) operating activities $ 98,973 $ 32,399 $ (33,595) $ (248,310) Contingent acquisition consideration paid 2,719 1,257 2,991 60,810 Purchase of fixed assets (22,179) (13,581) (41,062) (23,416) Cash collections on AR Facility deferred purchase price 28,539 90,101 59,311 256,429 Distributions paid to non-controlling interests (40,059) (26,628) (51,120) (41,554) Free cash flow $ 67,993 $ 83,548 $ (63,475) $ 3,959 Three months ended Six months ended June 30, 2023 June 30, 2022 June 30, 2023 June 30, 2022 Reconciliation of net cash flow from operations to free cash flow

Local currency revenue growth rate and internal revenue growth rate measures Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 18 Other Non - GAAP Measures